New Dragon Asia Corporation (Listed on the American Stock Exchange) Suite 2808, International Chamber of Commerce Fuhua Three Road, Shenzhen, PRC 518048

November 30, 2006

Ms. Jill S. Davis U.S. Securities and Exchange Commission Division of Corporation Finance Mail Stop 7010 100 F Street, N.E. Washington, D.C. 20549

Re:
New Dragon Asia Corporation
Form 10-K/A for Fiscal Year Ended December 25, 2005
Filed September 28, 2006
Form 10-Q/A for the Fiscal Quarters Ended March 25, 2006 and June 25, 2006
Filed September 28, 2006
Response Letter Dated September 28, 2006
File No. 1-15046

Dear Ms. Davis:

Thank you for your comment letter dated October 30, 2006 (the “Comment Letter”) with respect to the above-captioned Annual Report on Form 10-K/A and Quarterly Reports on Form 10-Q/A of New Dragon Asia Corp., a Florida corporation (the “Company”). On November 30, 2006, the Company filed Amendment No. 2 to the above-captioned Form 10-K/A along with all other filings affected by the response to the Comment Letter (collectively, the “Amendments”). The Amendments incorporate our responses to your comments, and this letter sets forth each of our responses.

In order to facilitate your review of the Amendments, we have responded to each of the comments set forth in the Comment Letter, on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Comment Letter.

The Company’s responses to the Staff’s comments set forth in the Comment Letter are as follows:

COMMENT NUMBER	RESPONSE
Form 10-K/A for the Fiscal Year Ended December 25, 2005 Note 2 Basis of Presentation, page F-8 Restatement of Financial Statements to Reflect Derivative Accounting

1
We note that you have restated earnings per share by reducing weighted average shares outstanding by 2.91 million shares. Please expand your disclosures to:

■  Describe the restatement
■  Describe the accounting previously applied which you indicate was in error
■  The correct accounting method resulting in the restatement
■  Describe this error as part of the explanatory disclosure located through out your document addressing the reasons you are amending and restating your financial statements.

Response:

The Company has added disclosure in its revised Form 10-K/A regarding the restatement of earnings per share. The only change of significance was to fully diluted shares outstanding. In the original Form 10-K, the Company had included the full effect of dilutive shares without regard to using the “Treasury Stock” method or the “as converted“ method for certain convertible securities as required by FAS 128 or the rules for when those potential shares were included in fully diluted shares outstanding. The effect for the period ended December 25, 2005 was an overstatement of dilutive shares outstanding by 2.91 million. These were calculation and interpretation errors and have been corrected.

The Company has added a paragraph to its Restatement of Financial Statements section of Note 2, Basis of Presentation in the revised Form 10-K/A as follows:

“The Company has restated the fully diluted shares outstanding for the year ended December 25, 2005 to correct calculations and interpretive errors it made in applying the requirements of FAS 128 ‘Earnings per Share.’ The Company had not properly interpreted and applied the ‘Treasury Stock’ method described in FAS 128 and the ‘as converted‘ method for determining dilutive shares. The amounts presented below have been corrected.”

The Company has revised its March 25, 2006 and June 25, 2006 Form 10-Qs for this item as necessary.

2
We note that the error correction did not result in any tax effects on your financial statements. Please describe how you considered the provisions of SFAS 109 on your error corrections as they relate to your consolidated balance sheet and statement of operations. To the extent necessary please amend your restated presentation and all affected financial statements.

Response:

The Company is only a taxpayer in the PRC, since the Company only incurs certain operating costs in the United States. The changes made to the financial statements due to the error corrections related to the gain or loss on derivatives, the elimination of significant amounts categorized as interest expense, and the addition of preferred stock dividends and the related accretion of redeemable preferred stock. These changes do not meet the definition in FAS 109 of a timing difference. The following is an excerpt from Appendix E of FAS 109 that defines a timing difference:

A difference between the tax basis of an asset or liability and its reported amount in the financial statements that will result in taxable or deductible amounts in future years when the reported amount of the asset or liability is recovered or settled, respectively. …. Some events recognized in financial statements do not have tax consequences.

The Company and its tax advisors evaluated these changes to assets, liabilities, stockholders’ equity, and the statement of operations due to the error corrections and determined these changes do not have tax consequences to the Company now or in the future. Therefore, the tax effects of the error correction did not result in any tax effects on our financial statements.

Note 4 Consolidated Balance Sheet Presentation, page F-15

3
We note your expanded disclosures and response to prior comment three and are not able to agree with your conclusions. Accordingly, prior comment three is reissued in its entirety. Additionally we note that you have not provided the financial information for all the same periods for which audited consolidated financial statements are required. Please refer to Rule 12-04 of Regulation S-X and expand your disclosure accordingly.

Response:

The Company has added a new footnote 26 to its consolidated financial statements contained in the Form 10-K/A with the condensed financial information called for by Rule 12-04 of Regulation S-X. We determined that it was more useful to provide such disclosure in the body of the financial statements as a footnote rather than as a supplementary schedule to the Form 10-K/A.

Note 12 Convertible Preferred Stock, page F- 14

4
We note your response to prior comment 14 providing your expanded disclosure regarding the terms of your Series A and B preferred shares. However, we were unable to locate the disclosure in note 12 to your financial statements accompanying your amended 10-K. Please expand your disclosure in your financial statement footnotes as set forth in your response.

Response: We had inadvertently omitted the disclosure in the amended Form 10-K/A. However, we had included it in the amended Form 10-Qs. We have now revised the Form 10-K/A to include this disclosure.

Note 17 Commitments, page F-15

5
We note your response to prior comment 17 indicating that you pay a pre-determined annual fee to your joint venture partners in exchange for 100% profits interest in each of the NDAFLY, NDAFY and NDAFS joint ventures. As such it appears that your equity interest in these joint ventures may be disproportionate to your interest in the residual benefits or expected losses. Please provide us with a complete FIN 46(R) analysis to determine whether or not these entities qualify for consolidation.

Response:

In responding to this comment, we would like to call your attention to our letter to the SEC dated September 29, 2003, in which the Company analyzed these or similar joint ventures and supplied the agreements in the response letter to the Staff. Although we recognize that FIN 46R was promulgated after the date of that letter, we believe the analysis contained therein is relevant for these purposes.

The Company believes these are majority-owned companies and should be consolidated under generally accepted accounting principles under the voting interest model where the investor owning more than 50 percent of an entity’s voting interests consolidates its results of operations. The following is a description of the ownership of these entities.

With respect to all three joint ventures, the Company has contributed between 80% and 90% of the registered capital of each company, and has 100% of the economic benefit from the operation of the joint ventures because: (i) the Company pays a guaranteed fixed amount payment to its PRC joint venture partner; (ii) pursuant to section 8.2 of the JV Contract and section 4.4, the Company is entitled to appoint 8 of 9 directors of each Joint Venture, and pursuant to the voting rules stipulated in section 8.3 of the JV Contract through its appointed directors, the Company has control over corporate policy making; and (iii) pursuant to section 9.1 and section 9.3 of the JV Contract, through the board of directors, the Company has the right to appoint the general manager, deputy general manager, chief engineer and chief accountant of each Joint Venture, and therefore has control over the operation and management of the joint ventures.

The Company has concluded that these entities are not VIE’s under FIN 46(R); however, in response to you, comments we carefully reviewed the characteristics of a VIE and below is our analysis:

Characteristic 1: Insufficient equity investment at risk
The Company has contributed between 80% and 90% of the risk capital to each of the joint ventures and must provide additional capital as required. Therefore, we concluded that the Company’s equity capital was fully at risk.

Characteristic 2: Equity lacks decision-making rights
The Company has virtually all the decision-making rights with the right to appoint eight of nine directors and operational control over the operation and management of the joint ventures.

Characteristic 3: Equity with non-substantive voting rights
The equity voting rights as described above give the Company all the substantive voting rights in the operation of the joint venture and give virtually no rights to the minority holder, which satisfies the proportionality requirement of paragraph 5(c) of FIN 46(R).

Characteristic 4: Lacking the obligation to absorb expected losses
The operations of the joint venture require the Company to absorb any loss and provide that the Company will receive the benefit from any income. We characterize the payments that the Company is required to make to the minority equity holders as a cost of doing business in the PRC in this joint venture form and not disproportionate to our interest in the residual benefits or expected losses. To view these payments any other way fails to recognize the totality of how business is conducted in the PRC.

Characteristic 5: Lacking the right to receive expected residual returns
The Joint Venture agreements do not shield the Company from losses associated with the entity’s predominant risks, or cap our return on equity or allow returns to be shared with other parties. Even though fixed payments are made to the minority equity holder in order to do business in this form, we have determined they are a cost of doing business and as such do not change our rights to receive expected residual returns.

Our overall conclusion is that consolidation of these entities as subsidiaries is and continues to be appropriate.

Form 10-Q/A for the Fiscal Quarter ended June 25, 2006 General

18	Please revise your interim report on Form 10-Q as necessary to comply with all applicable comments written on your annual report above.

Response:

Based on the foregoing responses, we intend to revise the previously filed Form 10-Q/As for the fiscal quarters ended September 25, 2005, March 25, 2006 and June 25, 2006 as appropriate to reflect the issues raised in comment no. 1.

The Company hereby acknowledges that

■	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
■	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
■	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt attention to this filing would be greatly appreciated. Please let us know if you have further questions. Thank you.

Sincerely, Peter Mak Chief Financial Officer

cc:	Loeb & Loeb LLP
Grobstein, Horwath & Company LLP